05037148

SECU[illegible] [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36323

SEC RECEIVED FEB 24 2005 PROCESSING WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carthage Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

196 East Main Street, Suite 3A
(No. and Street)

Huntington (City) New York (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Felix McCarthy (631) 385-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carthage Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

GEORGE H. BROOKS
Notary Public - State of New York
No. 01BR5041254
Qualified in Suffolk County
Commission Expires 3/27/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARTHAGE GROUP, INC.

CONTENTS

CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Stockholder of
Carthage Group, Inc.

We have audited the accompanying statements of financial condition of Carthage Group, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carthage Group, Inc., as of December 31, 2004 and 2003, and the results of their operations, changes in stockholder's equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
January 13, 2005

CARTHAGE GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 165,621	$ 113,062
Deposit-clearing organization (Note 2)	25,116	25,014
Marketable securities	-	1,113
Accounts receivable (Note 3)	36,190	39,656
Prepaid expenses	3,855	3,726
Total current assets	230,782	182,571
Automobile, furniture and equipment, net (Note 4)	1,938	646
Other assets:		
Security deposit	900	900
Investments (Note 5)	-	41,200
Total other assets	900	42,100
Total assets	$ 233,620	$ 225,317
Liabilities and stockholder's equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 6,810	$ 7,379
Accrued pension payable (Note 6)	5,386	16,955
Payroll taxes payable	4,468	1,587
Franchise tax payable	-	100
Total current liabilities	16,664	26,021
Stockholder's equity:		
Common stock, no par value, 200 shares authorized; 50 shares issued and outstanding	4,000	4,000
Retained earnings	212,956	195,296
Total stockholder's equity	216,956	199,296
Total liabilities and stockholder's equity	$ 233,620	$ 225,317

See accompanying independent auditor's report
and notes to financial statements.

CARTHAGE GROUP, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Commissions-clearing broker	$ 438,267	$ 363,781
Commissions-mutual funds	59,078	55,260
Commissions-insurance	16	6,311
Management fees	148,040	106,402
Investment income	1,522	1,594
Other income	1,436	3,416
Total revenues	648,359	536,764
Operating expenses:		
Payroll and benefits	167,023	150,350
Commissions	88,695	80,464
Pension expense	37,628	33,955
Occupancy rental	13,885	13,177
Communications	12,107	9,953
Payroll taxes	11,441	10,661
Dues and fees	9,297	7,824
Travel expense	5,259	3,665
Entertainment expense	5,128	6,619
Professional fees	4,050	3,975
Office expense	3,613	4,658
Advertising and promotion	3,303	612
Insurance	3,237	3,390
Depreciation	3,013	431
Other operating expenses	1,844	3,031
Repairs and maintenance	1,422	2,191
Contributions	1,400	925
Total operating expenses	372,345	335,881
Net income from operations	276,014	200,883
Other expense:		
Loss on investments (Note 5)	(2,200)	(1,100)
Net income before income taxes	273,814	199,783
NYS franchise tax	100	100
Net income	$ 273,714	$ 199,683

See accompanying independent auditor's report
and notes to financial statements.

CARTHAGE GROUP, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Retained Earnings	Total
Balance, December 31, 2002	$ 4,000	$ 186,706	$ 190,706
Distribution to stockholder	-	(191,093)	(191,093)
Net income	-	199,683	199,683
Balance, December 31, 2003	4,000	195,296	199,296
Distribution to stockholder	-	(256,054)	(256,054)
Net income	-	273,714	273,714
Balance, December 31, 2004	$ 4,000	$ 212,956	$ 216,956

See accompanying independent auditor's report
and notes to financial statements.

CARTHAGE GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 273,714	$ 199,683
Adjustments to reconcile net income to cash flow provided by operating activities:		
Depreciation expense	3,013	431
(Increase) decrease in:		
Deposits-clearing organization	(102)	815
Marketable securities	1,113	(2)
Accounts receivable	3,466	(16,407)
Prepaid expenses	(129)	274
Increase (decrease) in:		
Accounts payable and accrued expenses	(569)	1,338
Accrued pension payable	(11,569)	1,238
Payroll and franchise taxes payable	2,781	(2,813)
Net cash provided by operating activities	271,718	184,557
Cash flows from investing activities:		
Purchase of equipment	(4,305)	-
Transfer of investment to stockholder	39,000	-
Loss on investments	2,200	1,100
Net cash provided by investing activities	36,895	1,100
Cash flows from financing activities:		
Distribution to stockholder	(256,054)	(191,093)
Net cash used by financing activities	(256,054)	(191,093)
Net increase (decrease) in cash and cash equivalents	52,559	(5,436)
Cash and cash equivalents, beginning of year	113,062	118,498
Cash and cash equivalents, end of year	$ 165,621	$ 113,062
Supplemental disclosures of cash flow information:		
Taxes paid	$ -	$ -

See accompanying independent auditor's report
and notes to financial statements.

1. **Summary of significant accounting policies**

Nature of business

Carthage Group, Inc. is a corporation organized under the laws of the State of New York, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the National Association of Securities Dealers Inc.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

1. **Summary of significant accounting policies (continued)**

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, accounts receivable and payable, approximate their fair values.

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Marketable securities

Marketable securities are valued at current market value and consist of money market funds.

Automobile, furniture and equipment

Automobile, furniture and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method and accelerated methods over the estimated useful lives of the assets.

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

2. **Deposits-clearing organization**

The Company has a clearing agreement with a clearing agent, First Clearing Corporation. As part of the agreement, the company is required to maintain at all times, a minimum balance of $25,000 in the account. The clearing agent pays interest on the cash deposited in the deposit account in accordance with its then accepted free credit balance interest rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay within thirty days, the balance of the deposit account to the Company after any and all customer accounts have been either transferred to a new clearing agent or transferred directly to the customer.

3. **Accounts receivable**

Accounts receivable, $36,190 for 2004 and $39,656 for 2003, were all current and due from the clearing agent.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. **Automobile, furniture and equipment**

Furniture and equipment are summarized as follows:

	2004	2003
Automobile	$ 22,056	$ 22,056
Furniture and equipment	13,384	9,079
	35,440	31,135
Less accumulated depreciation	(33,502)	(30,489)
	$ 1,938	$ 646

Depreciation expense for the years 2004 and 2003 amounts to $3,013 and $431, respectively.

5. **Investments**

During the calendar year 2000, the Company acquired, for $39,000, 3000 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq") private placement. The Company also acquired, for $3,300, warrants to purchase common stock in Nasdaq. Transfer of the investments is restricted per the terms of the private placement memorandum. The investments are recorded at cost. During the years 2004 and 2003, warrants expired and were deemed worthless, which resulted in losses of $2,200 and $1,100, respectively. In addition, on May 17, 2004, all of the shares of common stock were transferred from the Company to the sole stockholder as a distribution.

6. **Pension plan**

The Company has a simplified employee pension plan, which covers all employees who meet the plan's eligibility requirements. Pension expense for the year ended December 31, 2004 and 2003, was $37,628 and $33,955, respectively.

7. **Net capital**

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the National Association of Securities Dealers Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2004 and 2003, the Company had net capital of $210,147 and $151,697, respectively, which was $160,147 and $101,697 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .07930 to 1 and .17153 to 1 as of December 31, 2004 and 2003, respectively.

8. **Commitments**

The Company rents office space month to month in Huntington, New York at the rate of $1,157 per month. The total rent expense for the year ended December 31, 2004 and 2003 was $13,885 and $13,177, respectively.

Supplementary Information

Pursuant to Rule 17a-5-of the

Securities Exchange Act of 1934

December 31, 2004 and 2003

CARTHAGE GROUP, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

SCHEDULE 1

	2004	2003
Net Capital		
Total stockholder's equity	$ 216,956	$ 199,296
Deductions:		
Non-allowable assets:		
Automobile, furniture, and equipment	1,938	646
Other assets	4,871	5,753
Investment securities	-	41,200
	6,809	47,599
Net Capital before haircuts on security positions		
(tentative net capital)	210,147	151,697
Haircuts on other securities	-	-
Net capital	$ 210,147	$ 151,697
Aggregate indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses	$ 16,664	$ 26,021
Total aggregate indebtedness	$ 16,664	$ 26,021
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 160,147	$ 101,697
Ratio: Aggregate indebtedness to net capital	.07930 to 1	.17153 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 210,147	$ 151,697
Net capital per above	$ 210,147	$ 151,697

See accompanying independent auditor's report.

CARTHAGE GROUP, INC.

Report on Internal Control

Required by Sec Rule 17a-5

December 31, 2004 and 2003

CAMINITI & COGLIATI, CPAs, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report on internal accounting control

Mr. Felix McCarthy, President
Carthage Group, Inc.

In planning and performing our audit of the financial statements of Carthage Group, Inc. for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph to this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, an is not intended to be and should not be used for anyone other than these specified parties.

Caminiti & Cogliati, CPAs, LLP

Caminiti and Cogliati, CPAs, LLP

Hauppauge, New York
January 13, 2005